Exhibit 99.1
MPEL Announces Third Quarter 2008 Earnings
New York, November 13, 2008 — Melco Crown Entertainment Limited (NASDAQ: MPEL) (“MPEL”), a developer and owner of casino gaming and entertainment resort facilities, today reported its unaudited financial results for the third quarter and nine months ending September 30, 2008.
For the third quarter of 2008, net revenue was US$295.2 million, up from US$113.3 million for the comparable period ending September 30, 2007. The revenue increase was primarily driven by substantially improved operating performance at Crown Macau, which opened during the second quarter 2007.
Adjusted EBITDA(1) was US$20.8 million for the third quarter of 2008, up from a loss of US$9.8 million in the third quarter of 2007. Adjusting for the adverse hold variance from theoretical in the third quarter results in an increase in adjusted EBITDA to US$25.9 million. Actual hold at Crown Macau year to date is in line with theoretical at 2.85%.
The Company recorded a net loss for the third quarter of 2008 of US$21.1 million, or US$0.05 per ADS, compared to a net loss of US$45.2 million, or US$0.11 per ADS, in the third quarter of 2007.
Lawrence Ho, Co-Chairman and Chief Executive Officer of MPEL, commented, “Our capital raising efforts in 2007 in both the equity and debt markets have put us in a strong position relative to most of our peers in the industry. Phases I and II of City of Dreams are fully funded, and the project remains on timetable to open Phase I in the first half of next year. Our performance against budget remains unchanged from previous announcements. We held approximately US$886 million of cash in our balance sheet at the end of the third quarter and had undrawn credit facilities available, subject to satisfaction of the relevant conditions precedent, of an additional US$764 million. We forecast to spend in real cash terms approximately US$1.1 billion on construction activities and pre-opening preparations at City of Dreams in the time between the start of the current quarter and the opening of Phase I in the first half of next year. We expect that City of Dreams will be cash generative immediately following the opening of its Phase I, but even ignoring this future operating cash flow, it is important to stress that we have sufficient liquidity available to us today to complete and open Phases I and II at City of Dreams.
“Our outlook for the Macau market remains strong and we are confident that City of Dreams will set a new standard for casino development in Macau. The tempered supply growth outlook for the market will benefit City of Dreams, and a more staggered pattern of project openings will allow the market’s tourism infrastructure to catch up with supply.
“We have commenced interior fit out throughout the podium and within the Hard Rock Hotel and Crown Towers Hotel. Phase II of City of Dreams, consisting of the Grand Hyatt Macau twin towers and the Theater of Dreams, is on track to open in the third quarter of 2009. Recruitment for City of Dreams is well underway and we have developed aggressive human resources outreach programs in Macau, as well as hosting a number of successful recruitment events in cities throughout China.
“At Crown Macau, we continue to believe that the implementation of commission caps will enhance our competitive position in the market and drive improved profitability. That said, market conditions remain challenging, and, in response, we are announcing further developments to the property to concentrate on the Asian VIP junket market.

“The property will continue to provide a contemporary and up-market offering to its junket customers. However, we have identified various ways which will deliver a variety of overhead reduction initiatives that are designed to improve margins without compromising the player experience. We believe these measures will yield annualized operating cost savings of approximately US$25 million, starting in December 2008.
“At the same time I am very pleased to announce the return to MPEL of Ted Chan Ying Tat as the President of the Crown Macau property with immediate effect. Ted’s expertise in the rolling chip market will be a tremendous asset to us as we continue to concentrate on the rolling chip segment of the market.
“As part of these changes, we are working on a new brand for the Crown Macau property and will make a further announcement in the coming weeks. The prestigious Crown brand and its associated six-star experience will in the future have its sole focus in Macau within the Crown Towers precinct at City of Dreams. Specifically, the Crown Towers precinct encompasses the Crown Towers hotel, VIP gaming salons and high end restaurants at City of Dreams targeting the VIP direct player market. MPEL believes City of Dreams, with its combined focus on mass market and VIP gaming, as well as world class entertainment, restaurants and retail, will be an excellent representation of the standards of luxury and service for which the Crown brand is famous.
“Finally, we announce the recent decision taken by Garry Saunders, Chief Operating Officer, to resign from the Company for personal reasons and I would like to extend our thanks to Garry for his support over the past couple of years.”
Crown Macau 3Q Results
For the quarter ending September 30, 2008, net revenue at Crown Macau was US$266.3 million versus US$93.3 million in the quarter ending September 30, 2007. Crown Macau generated adjusted EBITDA of US$20.5 million in the third quarter of 2008 compared with a loss of US$10.4 million in the third quarter of 2007.
Rolling chip volume totaled US$14.2 billion for the third quarter of 2008, up from US$4.8 billion in the third quarter of 2007. The rolling chip table games hold percentage in the third quarter of 2008 (calculated before discounts and commissions) was 2.6% versus 2.3% recorded in the third quarter of 2007. Our target rolling chip hold percentage is 2.85%.
In the mass market table games segment, drop (non rolling chip) totaled US$91.24 million in the third quarter of 2008, down from US$99.3 million generated in the third quarter of 2007. The average number of mass market tables in service in the third quarter of 2008 was 34, as compared to 131 in the third quarter of 2007. The mass market table games hold percentage was approximately 12.3% in the third quarter of 2008, below our expected range for mass market table games hold percentage of 16% - 18%. The mass market table games hold percentage for the third quarter of 2007 was 17.4%.
Gaming machine handle (volume) was US$48.1 million and gaming machine revenue was US$3.7 million in the third quarter of 2008, down slightly from US$4.2 million in the third quarter of 2007. The number of gaming machines at Crown Macau in the third quarter of 2008 declined 68% to 173 from 532 in the comparable quarter last year.
Total non-gaming revenue at Crown Macau in the third quarter of 2008 was US$9.6 million, up from US$8.1 million in the third quarter of 2007. Occupancy per available room in the third quarter of 2008 was 95% and the average daily rate (ADR) was US$238 per occupied room. This compares with occupancy and ADR of 56% and US$234, respectively, in the third quarter of 2007.

Mocha Clubs 3Q Results
Net operating revenue from Mocha Clubs totaled US$24.2 million in the third quarter of 2008, up from US$20.1 million in the third quarter of 2007.
Mocha Clubs generated US$6.7 million of adjusted EBITDA in the third quarter of 2008, which compares with US$5.9 million in the third quarter of 2007.
The number of gaming machines in operation at the Mocha Clubs averaged approximately 1,029 across six locations in the third quarter of 2008. Average net win per gaming machine per day increased to US$252 in this period from US$220, as compared with the same period in 2007. We expect to re-open our seventh Mocha location, currently under renovation, in the first quarter of 2009.
Other Factors Affecting Earnings
Total non-operating expenses for the third quarter of 2008 were US$1.6 million, which included US$1.2 million in interest income and US$0.2 million in net foreign exchange gains, less other non-recurring finance costs of US$3.3 million. Capitalized interest during the third quarter of 2008 totaled US$10.7 million. Pre-opening expenses related to the development of City of Dreams were US$6.7 million for the third quarter of 2008. Corporate expenses and other costs totaled US$6.4 million in the third quarter of 2008. Total stock based compensation costs for MPEL were US$1.9 million in the quarter ending September 30, 2008.
Depreciation and amortization costs of US$32.1 million were booked in the third quarter of 2008, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$4.6 million was related to the amortization of land use rights.
Financial Position and Capital Expenditure
Cash and cash equivalents as of September 30, 2008, including restricted cash, totaled US$885.8 million. Total outstanding debts at the end of the third quarter of 2008 were US$1.1 billion, of which US$115.6 million represented loans from

MPEL’s two major shareholders. Total debt to shareholders’ equity as of September 30, 2008 was 45%.
Capital expenditures for the third quarter of 2008 were US$364.3 million, essentially all of which were attributable to the development of City of Dreams.
Nine Month Results
For the nine month period ending September 30, 2008, the Company reported revenue of US$1.2 billion versus US$178.8 million in the nine month period ending September 30, 2007. The year over year revenue increase was driven by improved operating performance at Crown Macau and a full three quarters of operations at Crown Macau, which opened in May 2007.
The Company reported net income of US$16.4 million for the first nine months of 2008, compared to a net loss of US$141.6 million for the first nine months of 2007. Net income per ADS for the nine month period ending September 30, 2008 was US$0.04, compared to a net loss per ADS of US$0.35 for the comparable period.
Conference Call Information
MPEL will hold a conference call to discuss its third quarter 2008 financial results on Thursday, November 13, 2008, at 8:30 a.m. Eastern Standard Time (or 9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free Number:	1.800.573.4752
US Toll Number (for international callers):	1.617.224.4324
Hong Kong Direct Number:	852.3002.1672
Australia Toll Free Number:	1.800.002.971
UK Toll Free Number:	00.800.280.02002
Passcode:	MPEL
An audio webcast will also be available at http://www.melco-crown.com.

A replay of the call will be available on the same day at 10:30 a.m. Eastern Standard Time (or 11:30 p.m. Hong Kong Time) until November 20, 2008. To listen to the replay, please use the dial-in details below:

US Toll Free Number:	1.888.286.8010
US Toll Number (for international callers):	1.617.801.6888
Passcode:	82042926
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 9, 2008 and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measure
(1) “Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, stock-based compensation costs, and other non-operating income and expenses. Adjusted EBITDA is presented exclusively as a supplemental disclosure because management believes that it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA as a measure of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. MPEL also presents adjusted EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA as a supplement to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA should not be considered as an alternative to operating income as an indicator of MPEL’s performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as an alternative to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA does not include depreciation and amortization or interest expense and therefore does not reflect current or future capital expenditure or the cost of capital. MPEL compensates for these limitations by using adjusted EBITDA as only one of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. MPEL has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA. Also, MPEL’s calculation of adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.
About Melco Crown Entertainment Limited
MPEL, a NASDAQ listed company, is a developer, owner and, through its sub-concession holding company, an operator of casino gaming and entertainment casino resort facilities in Macau. Its first property, Crown Macau (www.crown-macau.com), opened in 2007. Other development projects include City of Dreams, an integrated urban casino resort located in Cotai, Macau. MPEL’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,100 gaming machines in seven locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-crown.com.
MPEL has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman and the

CEO of MPEL. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also Co-Chairman and a Director of MPEL.
Investor Inquiries:
Geoffrey Davis, CFA
Senior Vice President, Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com

Melco Crown Entertainment Limited
Condensed Consolidated Statements of Operations
(In Thousands of U.S. dollars, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)(2)	(Unaudited)	(Unaudited)(2)
OPERATING REVENUES
Casino	292,477	109,292	1,154,524	173,553
Rooms	4,500	2,492	12,741	2,594
Food and beverage	3,966	5,069	12,787	7,114
Entertainment, retail and others	1,461	931	4,087	1,090

Gross revenues	302,404	117,784	1,184,139	184,351
Less: promotional allowances	(7,247)	(4,438)	(21,500)	(5,590)

Net revenues	295,157	113,346	1,162,639	178,761

OPERATING COSTS AND EXPENSES
Casino	(251,278)	(97,454)	(946,442)	(144,577)
Rooms	(290)	(1,016)	(988)	(1,118)
Food and beverage	(2,845)	(3,763)	(9,660)	(7,037)
Entertainment, retail and others	(309)	(236)	(906)	(258)
General and administrative	(21,561)	(21,985)	(75,337)	(64,954)
Pre-opening costs	(6,721)	(3,303)	(12,430)	(38,579)
Amortization of gaming sub-concession	(14,309)	(14,274)	(42,928)	(42,868)
Amortization of land use rights	(4,593)	(4,245)	(13,767)	(12,748)
Depreciation and amortization	(13,226)	(13,355)	(42,208)	(25,347)

Total operating costs and expenses	(315,132)	(159,631)	(1,144,666)	(337,486)

OPERATING (LOSS) INCOME	(19,975)	(46,285)	17,973	(158,725)

NON-OPERATING (EXPENSES) INCOME
Interest income, net	1,210	1,922	6,268	13,538
Other finance costs	(3,334)	(130)	(10,285)	(130)
Foreign exchange (loss) gain, net	194	(1,031)	502	1,477
Other, net	335	—	948	147

Total non-operating (expenses) income	(1,595)	761	(2,567)	15,032

(LOSS) INCOME BEFORE INCOME TAX	(21,570)	(45,524)	15,406	(143,693)
INCOME TAX CREDIT	445	321	1,016	2,081

NET (LOSS) INCOME	$(21,125)	$(45,203)	$16,422	$(141,612)

(LOSS) EARNINGS PER SHARE:
Basic	$(0.016)	$(0.037)	$0.012	$(0.117)

Diluted	$(0.016)	$(0.037)	$0.012	$(0.117)

(LOSS) EARNINGS PER ADS:
Basic	$(0.048)	$(0.112)	$0.037	$(0.352)

Diluted	$(0.048)	$(0.112)	$0.037	$(0.351)

WEIGHTED AVERAGE SHARES USED IN (LOSS) EARNINGS PER SHARE CALCULATION:
Basic	1,320,938,904	1,208,043,646	1,320,938,904	1,207,348,454

Diluted	1,323,505,637	1,210,486,406	1,323,348,604	1,209,791,214

(2)	The unaudited condensed consolidated financial statements for 2007 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to current period presentation.

Melco Crown Entertainment Limited
Condensed Consolidated Balance Sheets
(In Thousands of U.S. dollars)

	September 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$832,099	$835,419
Restricted cash	53,686	298,983
Accounts receivable, net	56,101	49,390
Amounts due from affiliated companies	596	—
Amounts due from shareholders	—	—
Amounts due from (to) group companies	—	—
Inventories	2,596	1,484
Prepaid expenses and other current assets	21,546	15,715

Total current assets	966,624	1,200,991

PROPERTY AND EQUIPMENT, NET	1,795,671	980,241
GAMING SUB-CONCESSION	785,525	828,453
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	22,411	15,832
DEFERRED FINANCING COST	49,999	48,295
DEFERRED TAX ASSET	7	—
DEPOSIT FOR ACQUISITION OF LAND INTEREST	12,853	12,853
LAND USE RIGHTS, NET	438,355	447,468

TOTAL	$4,157,580	$3,620,268

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$2,638	$5,736
Accrued expenses and other current liabilities	512,534	468,236
Income tax payable	2,000	1,560
Amounts due to affiliated companies	1,701	6,602
Amounts due to shareholders	330	1,551

Total current liabilities	519,203	483,685

LONG-TERM DEBT	985,602	500,209
OTHER LONG-TERM LIABILITIES	16,168	11,074
DEFERRED TAX LIABILITIES	19,577	21,286
LOANS FROM SHAREHOLDERS	115,647	114,616
LAND USE RIGHTS PAYABLE	53,891	60,857

SHAREHOLDERS’ EQUITY
Ordinary shares	13,209	13,209
Additional paid-in capital	2,687,313	2,682,125
Accumulated other comprehensive losses	(13,735)	(11,076)
Accumulated losses	(239,295)	(255,717)

Total shareholders’ equity	2,447,492	2,428,541

TOTAL	$4,157,580	$3,620,268

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA
(In Thousands of U.S. dollars)

	Three Months Ended September 30, 2008
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$9,512	$3,130	$(32,617)	$(19,975)
Pre-opening Costs	—	—	6,721	6,721
Depreciation and Amortization	10,833	3,563	17,732	32,128
Stock-based Compensation	139	44	1,747	1,930
Marketing Expense Relating to Crown Macau Opening	—	—	—	—

Adjusted EBITDA	$20,484	$6,737	$(6,417)	$20,804

	Three Months Ended September 30, 2007
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(23,602)	$3,028	$(25,711)	$(46,285)
Pre-opening Costs	2,396	—	907	3,303
Depreciation and Amortization	10,856	2,883	18,135	31,874
Stock-based Compensation	—	—	972	972
Marketing Expense Relating to Crown Macau Opening	—	—	378	378

Adjusted EBITDA	$(10,350)	$5,911	$(5,319)	$(9,758)

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA to Net Loss
(In Thousands of U.S. dollars)

	Three Months Ended
	September 30,
	2008	2007
	(Unaudited)	(Unaudited)
Adjusted EBITDA	$20,804	$(9,758)
Pre-opening Costs	(6,721)	(3,303)
Depreciation and Amortization	(32,128)	(31,874)
Stock-based Compensation	(1,930)	(972)
Marketing Expense Relating to Crown Macau Opening	—	(378)
Interest and Other Non-Operating (Expense) Income, Net	(1,595)	761
Income Tax Credit	445	321

Net Loss	$(21,125)	$(45,203)

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA
(In Thousands of U.S. dollars)

	Nine Months Ended September 30, 2008
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Income (Loss)	$103,659	$8,525	$(94,211)	$17,973
Pre-opening Costs	—	—	12,430	12,430
Depreciation and Amortization	33,306	10,453	55,144	98,903
Stock-based Compensation	305	109	4,573	4,987
Marketing Expense Relating to Crown Macau Opening	—	—	—	—

Adjusted EBITDA	$137,270	$19,087	$(22,064)	$134,293

	Nine Months Ended September 30, 2007
	Crown	Mocha	Corporate and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(85,025)	$9,012	$(82,712)	$(158,725)
Pre-opening Costs	36,985	—	1,594	38,579
Depreciation and Amortization	18,941	8,271	53,751	80,963
Stock-based Compensation	—	—	4,155	4,155
Marketing Expense Relating to Crown Macau Opening	2,500 (3)	—	9,459	11,959

Adjusted EBITDA	$(26,599)	$17,283	$(13,753)	$(23,069)

(3)	Marketing expenses related to the Crown Macau opening are allocated to Crown Macau in accordance with the property budget as set at the end of 2006

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA to Net Income (Loss)
(In Thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2008	2007
	(Unaudited)	(Unaudited)
Adjusted EBITDA	$134,293	$(23,069)
Pre-opening Costs	(12,430)	(38,579)
Depreciation and Amortization	(98,903)	(80,963)
Stock-based Compensation	(4,987)	(4,155)
Marketing Expense Relating to Crown Macau Opening	—	(11,959)
Interest and Other Non-Operating (Expense) Income, Net	(2,567)	15,032
Income Tax Credit	1,016	2,081

Net Income (Loss)	$16,422	$(141,612)

Melco Crown Entertainment Limited
Supplemental Data Schedule

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
Crown Macau
Average number of table games	256	217	250	205
Average number of gaming machines	173	532	200	527
Period end number of table games	261	217	261	217
Period end number of gaming machines	176	480	176	480
Table games win per unit per day(4)	$16,266	$6,451	$22,228	$5,495
Gaming machines win per unit per day(5)	$231	$85	$211	$80
Average daily rate(6)	$238	$234	$236	$231
Occupancy per available room	95%	56%	94%	55%
Revenue per available room(7)	$225	$131	$223	$126

(4)	table games win per unit per day is shown before discounts and commissions

(5)	gaming machines win per unit per day is shown before deducting cost for slot points

(6)	Average daily rate is calculated by dividing total room revenue by total occupied rooms

(7)	Revenue per available room is calculated by dividing total room revenue by total rooms available